Exhibit 16.1

For Immediate Release

Press Contacts:	Charles T. Jensen NeoMedia Technologies, Inc. +(239) 337-3434 cjensen@neom.com	David A. Kaminer The Kaminer Group +(914) 684-1934 dkaminer@kamgrp.com

NeoMedia Terminates Agreement to Acquire HipCricket

FORT MYERS, Fla., Aug. 30, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), an innovator in wireless services and patented technologies that provide automatic links to content on the Mobile Internet, said today that it has terminated its agreement to acquire HipCricket, Inc., of Essex, Connecticut, a provider of custom mobile marketing solutions to broadcasters and brand marketers.

Charles T. Jensen, president and CEO of NeoMedia, said his company terminated the non-binding Letter of Intent on Thursday, August 24, 2006. Mr. Jensen said NeoMedia and HipCricket were at an impasse and unable to agree to material terms originally set forth in the LOI, signed February 9, 2006.

Mr. Jensen also said that two loans by NeoMedia to HipCricket totaling $500,000, plus any and all interest accrued, is payable to NeoMedia within 90 days from the termination of the LOI.

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions, through its flagship qode® direct-to-mobile-web technology and ground-breaking products and services from four of the USA’s and Europe’s leading mobile marketing providers. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue—anytime and anywhere.

The qode suite of easy-to-use, market-driven products and applications are based on a strong foundation of patented technology, comprising the qode (www.qode.com) platform, qode®reader and qode®window, all of which provide One Click to Content™ connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the mobile Internet.

NeoMedia’s recently acquired companies and offerings include 12snap AG (www.12snap.com), a Munich, Germany-based award-winning leader in mobile marketing and entertainment applications; Mobot, Inc. (www.Mobot.com), a Lexington, Massachusetts-based pioneer in mobile visual recognition technology; Sponge Ltd. (www.spongegroup.com), a London, UK-based leader in developing and implementing mobile marketing applications and content delivery; and Gavitec AG - mobile digit (www.gavitec.com), a Würselen, Germany-based leading provider of mobile technology and marketing solutions.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

Qode is a registered trademark, and qodereader, qodewindow and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.